SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                              SCHEDULE 14D-1
                              (Rule 14d-100)
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                             (Amendment No. 4)

                         DAKA INTERNATIONAL, INC.
                    (Name of Subject Company (Issuer))

                          COMPASS HOLDINGS, INC.
                       A Wholly Owned Subsidiary Of
                             COMPASS GROUP PLC
                                 (Bidders)


                  Common Stock, $.01 Par Value Per Share
                      (Title of Class of Securities)

                                 234068203
                   (CUSIP Number of Class of Securities)


                     Mary H. Kercher, General Counsel
                          Compass Group USA, Inc.
                            2400 Yorkmont Road
                      Charlotte, North Carolina 28217
                              (704) 329-4034

       (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidder)


                              With A Copy To:
                           Boyd C. Campbell, Jr.
                    Smith Helms Mulliss & Moore, L.L.P.
                          214 North Church Street
                      Charlotte, North Carolina 28202
                              (704) 343-2030


CUSIP NO:
234068203
                                   14D-1






1
NAME OF REPORTING PERSON: Compass Group PLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
N/A


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                      (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS
        BK


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
              England and Wales


7
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
      10, 804,071


8
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
EXCLUDES CERTAIN SHARES


9
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      96.9%


10
TYPE OF REPORTING PERSON
     CO






CUSIP NO:
234068203
                                   14D-1






1
NAME OF REPORTING PERSON: Compass Holdings, Inc.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
56-1870425


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                      (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS
        AF


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware


7
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
      10, 804,071


8
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
EXCLUDES CERTAIN SHARES


9
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      96.9%


10
TYPE OF REPORTING PERSON
     CO



     This Amendment No. 4 to the Schedule 14D-1 relates to a tender offer by Compass Holdings, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the
 Shares ), of DAKA International, Inc. (the "Company"), a Delaware corporation, at a purchase price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on May 29, 1997 as amended by Amendment Nos. 1, 2 and 3 thereto dated June 26, 1997, July 10, 1997 and July 15, 1997, respectively (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 4 is to amend and supplement Items 6, 10 and 11 of the Schedule 14D-1 as described below. Pursuant to Instruction F of Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of Purchaser under
Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 6.  Interest In Securities of the Subject Company

     At 5:00 p.m., New York City Time, on July 15, 1997, the Offer expired. Based on information provided by the Depositary, a total of 10,804,071 Shares (or approximately 96.9% of the Shares outstanding) were validly tendered and not withdrawn pursuant to the Offer, including 156,691 Shares (approximately 1.4% of the Shares outstanding) tendered pursuant to notices of guaranteed delivery. The Purchaser has accepted for payment all such Shares at the purchase price of $7.50 per Share in cash.

     Pursuant to the Agreement and Plan of Merger, dated as of May 27, 1997, by and among the Purchaser, Parent, Compass Interim, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Purchaser ("Compass Interim") and the Company (the "Merger Agreement"), Parent intends to effect a merger of Compass Interim with and into the Company (the "Merger") pursuant to Section 253 of the Delaware General Corporation Law as soon as practicable. Upon the consummation of the Merger, each outstanding Share (other than Shares acquired by the Purchaser in the Offer and Shares as to which appraisal rights are perfected) will be converted into the right to receive $7.50 in cash. Prior to the expiration of the Offer, the Company completed a spin-off to its stockholders of record on July 11, 1997 of the common stock of a newly created corporation that held all of the Company's businesses and subsidiaries other than its contract foodservice business (the "Retained Business"). Accordingly, upon consummation of the Offer and the Merger, the Company, then consisting solely of the Retained Business, will become a wholly-owned subsidiary of Parent.

Item 10. Additional Information.

     Reference is made to the press release issued by Parent on July 16, 1997, the form of which is filed as Exhibit (a)(12) to the Schedule 14D-1 and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

(a)(12) Form of press release issued by Parent on July 16, 1997.



                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              COMPASS GROUP PLC

                              By:      /s/ Michael J. Bailey

                              NAME: MICHAEL J. BAILEY
                              TITLE: DIRECTOR


                              COMPASS HOLDINGS, INC.

                              By:      /s/ Michael J. Bailey

                              NAME: MICHAEL J. BAILEY
                              TITLE:   CHIEF EXECUTIVE OFFICER

Dated: July 16, 1997